Exhibit 99.1
Craig DeYoung Vice President Investor Relations Bear Stearns 18th Annual Technology Conference New York, NY June 11, 2007

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

ASML overview - The world's leading provider of lithography systems for the semiconductor industry Established: 1984 Headquarters: Veldhoven, the Netherlands Market cap ~ &128;9 B Employees ~ 5,600 Customers: Serving 17 of the top 20 semiconductor manufacturers in the world Equity Listing: Nasdaq and Euronext Key facts Key financials &128; million 2005 2006 Q1 2007 Market share (based on revenue) 57% 63% - Net sales 2,529 3,597 960 Gross profit 974 1,462 393 EBITDA* 548 975 247 Leaders in Innovation ASML TWINSCAN Customer satisfaction * Source: ASML unaudited EBITDA; see appendix for a reconciliation of EBITDA to operating income

Growing market share in growing market Growing market share in growing market Growing market share in growing market Total market: &128;4,800 million Total market: &128;463 million ASML market share (revenue) - Nearly tripled in 10 years 1984 2006 Source: SEMI, Gartner Dataquest 8" & i-line 8" & i-line 6" & early i-line KrF & Step & Scan 12" & ArF

Total revenues - Record first quarter 318 453 685 629 1,543 2,465 2,529 3,597 960 2006 total revenues M&128; - a record high Q1 2007 total revenues M&128; - a record high

Profit & Loss statement * Excluding one-off charge for Brion of &128; 23 million, operating income is &128; 220 million or 22.9% of sales Numbers have been rounded for readers' convenience *

Cash flow Numbers have been rounded for readers' convenience

Balance sheet Numbers have been rounded for readers' convenience

Record backlog supports another strong year as of April 1, 2007 78% of unit backlog carry Q2 + Q3 2007 shipment dates Q1 net bookings of 62 systems with a value of &128; 911 million including 59 new tools with an ASP of &128; 15.2 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period New Systems Used Systems Total Backlog 2,157 6 2,163 14.8 3 14.6 Backlog Backlog 146 148 Units Value (&128;M) ASP (&128;M) Numbers have been rounded for readers' convenience 2

ASML outlook ASML expects an overall increased market share in 2007 ASML has recorded 4 consecutive quarters of strong bookings ASML posted a record backlog in Q1 of &128; 2.163 billion and strong Q1 2007 results ASML expects a strong uptake of immersion products in H2 Based on all of the above, ASML expects another year of growth in 2007 Long term outlook supported by a maturing market since 2002, ASML's growth will be driven further by: Increasing semiconductor capex spending by customers Increasing share of lithography segment out of total capex Increasing market share for ASML Increasing ASP Extension of ASML value capture of lithography

ASML market share growing in all regions Europe Worldwide lithography shipments by region Source: Gartner Dataquest Asia non Japan Japan US ASML worldwide market share at 63% in 2006

Ever growing customer needs - Moore's Law ASML products are enabling customer roadmaps 10 12 200 100 80 60 40 11 07 09 08 04 06 05 01 03 02 00 XT: 1400 XT: 1700i AT: 1200 AT: 850 XT: 1900i 20 DPT EUV Year NAND DRAM LOGIC ASML Product Introduction Resolution, "Shrink" (nm)

Strengthening leadership relentlessly ASML R&D investment 400 350 300 250 200 150 100 50 0

Demonstrated leadership -immersion lithography 26 XT:1700i shipped through end Q1'07 to 15+ customers worldwide XT:1700i's are now running in production Imaging to 45 nm Overlay less than 7 nm Proven production machine with output of well over 1000 wafers per day per machine with a roadmap to 2000 wafers per day with a roadmap to 2000 wafers per day with a roadmap to 2000 wafers per day with a roadmap to 2000 wafers per day 36.5 nm dense lines XT:1900i resolution performance of 36.5 nm Near perfect image contrast at max. scan speed of 600 mm/s XT 1900i shipments begin in July 24 Immersion systems in backlog end Q1 with 27M euro ASP

Ever growing customer needs (cont.) Semiconductor market growth 8-10% / year Customer requires increasing tool complexity, driving up price Advanced production processes call for more processing layers

And Average Selling Price (ASP) growth And Average Selling Price (ASP) growth And Average Selling Price (ASP) growth ASML ASP new systems KrF & Step & Scan 300mm & ArF 300mm & ArF ArF volume & ArFi

Realizing the vision: towards Euro 5 billion revenues Natural market growth Growth of semiconductor unit market More systems for more layers Higher prices per system to address complexity Relentless investment in R&D to strengthen technology leadership Scope broadening by adding value to current product portfolio and new product opportunities

Capacity: Expanding facilities beyond 2007 to support future customer demand and company growth

Commitment